SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Contacts	Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations
	Joana Dark Fonseca Serafim	Rafael J. Caron Bósio
	Investor Relations	Investor Relations
	55 (41) 9968-3685 / 312-6862	55 (41) 9976-0668 / 312-6862
	jserafim@timsul.com.br	rbosio@timsul.com.br
Website
http://tsu.infoinvest.com.br/

TELE CELULAR SUL PARTICIPAÇÕES S.A.ANNOUNCES ITS
CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2003

Curitiba, July 22, 2003 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the Holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces its results for the second quarter 2003 (2Q03). The financial and operational information below, except when otherwise indicated, is presented on a consolidated basis and in Reals, according to the Brazilian Corporate Law, and the comparisons are to the second quarter 2002 (2Q02), except as otherwise indicated.

2nd Quarter/2003 Highlights

-	Growth of 57% in gross addition;
-	Expansion of 20% in total gross services revenues;
-	Increase of 160% in revenues of value added services;
-	Sales campaigns geared to increasing the ARPU;
-	Strong cash generation;
-	Launching of the Long-Distance Carrier;
-	Implementation of the carrier selection code (CSP);
-	Institutional campaign focused on service quality.

Highlights

R$ thousand

	2Q03	2Q02	Var.% 2q03/02	1H03	1H02
Gross Handset Revenue	60,059	37,719	59.2%	88,697	58,747
Gross Service Revenue	273,664	227,846	20.1%	562,483	479,399
Total Gross Revenue	333,723	265,565	25.7%	651,180	538,146

Total Net Revenue	259,691	205,019	26.7%	506,314	412,793

EBITDA [1]	87,307	83,155	5.0%	186,083	175,137
EBITDA Margin	33.6%	40.6%	-7.0%	36.8%	42.4%
EBITDA Margin (w/o handset sales)	40.9%	47.7%	-6.8%	42.6%	47.9%

Net Income	21,566	12,832	68.1%	50,231	29,994
Net Income per 1,000 shares – R$	0.06	0.04	50.0%	0.14	0.09
Profit per ADR (10,000 shares) – R$	0.60	0.40	50.0%	1.40	0.90

Free Cash Flow	83,050	76,836	8.1%	121,819	176,153

(1)	operating income before net financial expenses, taxes, excluding depreciation and amortization

Market

Postpaid Customer Base Expanded 3.5% in 2003	The second quarter of 2003 was a stronger quarter operationally for Tele Celular Sul. The customer base grew by 11% over the 1Q02, totaling 1,811,681 subscribers by the end of the quarter, of which 526,554 were postpaid and 1,285,127 were prepaid customers, representing 29% and 71%, respectively.

The Company achieved a 55% growth in new subscribers in its region, representing 177,816 gross additions, 57% over 2Q02 and 44% over 1Q03.

By quarter end, the Company’s market share was estimated at 59%, on its region. The total penetration rate was estimated at 20%.

The Company serves 255 municipalities, a 10% increase over the 2Q02, offering its services to 82% of the total population in its region.

Operating Revenue

Special days boosted handset sales in 2Q03	Total Gross Operating Revenue for 2Q03 was R$ 333.7 million, 25.7% higher than in 2Q02. This increase is credited mainly to the expansion in the customer base and the revenue from handset sales.

Sales campaigns geared to "Mother's Day" “and "Valentine's Day" were the main drivers of the 59% expansion in handset sales revenues over 2Q02.

Another achievement is the 160% growth in the Value-Added Services (VAS) revenue, representing 2.8% of the gross services revenue in 2Q03.

Growth of 9% on ARPU compared to the 2Q02	In 2Q03, the ARPU (Average Revenue per User) went up to R$ 39, over R$ 36 in 2Q02.

Total Gross Operating Revenue – 2Q03	Total Gross Operating Revenue – 2Q02
R$ 333.7 million	R$ 265.6 million

Costs

The Real devaluation impacted costs	Cost of services – without depreciation and amortization, amounted to R$ 50.0 million increasing 30.6% over 2Q02, mainly as a consequence of the increase in interconnection costs (fee increase and higher roaming by Company customers, thus using another companies network), the impact of the exchange rate on maintenance agreements, and the expiration of equipment warranties.

Cost of handset sales was R$ 56.1 million, higher than the R$ 31.7 million in 2Q02. The increase was due to the growth in handset sales and the impact of the exchange rate variation in the period compared to the 2Q02.

R$ thousand

	2Q03	2Q02	Var.% 2Q03/02	1H03	1H02
Costs of Services [1]	50,044	38,326	25.7%	98,308	76,711
Costs of handset sales	56,116	31,703	68.4%	85,597	49,206
Total	106,160	70,029	39.1%	183,905	125,917

(1)	Excluding depreciation and amortization.

Selling, General and Administrative Expenses

Selling expenses, amounting to R$ 40.8 million in the quarter were 9.9% above those of the 2Q02.The increase arose mainly from the greater sales volume in the period.

R$ thousand

	2Q03	2Q02	Var.% 2Q03/02	1H03	1H02
Sales Expenses 1 and 2	40,830	37,145	9.9%	81,092	74,265
General & Administratve Expenses - G&A 2 and 3	17,409	7,857	121.6%	38,559	22,674
Total	58,239	45,002	23.3%	119,651	96,939

(1)	Not including bad debt expenses;
(2)	not including depreciation and amortization; and
(3)	increase in 2Q02, including “employees' profit sharing” formerly posted after the operating income.

Subscriber Acquisition Cost (SAC) was R$95, 17% above 2Q02 (R$ 81), mostly derived from the impact of the exchange rate variation on handset cost. The average of real in the period devaluated 20% compared to the average of the 2Q02.

Subscriber Acquisition Cost – SAC

General and administrative expenses reached R$ 17.4 million, over R$ 7.8 million in 2Q02. The increase in the period mirrors basically the effect of the exchange rate variation on software and hardware maintenance agreements (in dollars), the expiration of the IT agreements warranties, and the cost of the adaptation to the Personal Communications Services (PCS) regime.

Continuing improvement of Bad Debts expenses

In 2Q03, bad debt expenses amounted to R$ 5.0 million, down from R$ 8.4 million in 2Q02, representing 1.5% of the total gross revenue. The decrease is a result of the success in collecting overdue bills.

Bad Debt

Depreciation and Amortization expenses, including the amortization of the privatization goodwill, totaled R$ 58.0 million, 2.5% higher than in 2Q02.

Depreciation & Amortization

EBITDA

The EBITDA margin mirrors the acceleration of the customer base growth

In 2Q03, the EBITDA, according to the international definition (earnings before net financial expenses, excluding depreciation and amortization), reached R$ 87 million, representing a 4.9% increase over 2Q02. The EBITDA margin was 41% on the net services revenue.

EBITDA & EBITDA Margin

Financial Condition

Our financial condition is comfortable. By 2Q03 end, Tele Celular Sul’s net cash amounted to R$ 225.5 million, over a R$ 51.1 million net debt by 2Q02 end.

Of the total gross debt (R$310.0 million), R$ 33,7 million are in dollars, fully covered by hedge operations against the effects of the exchange rate variations.

Financial revenue generated in the period was R$ 41.9 million, mainly stemming from the interest on cash accounts, against R$ 32.8 million in financial expenses.

Capital Expenditure

In 2Q03, capital expenditure reached R$ 23.8 million, totaling R$ 28.9 million in the first half of the year, of which R$ 21.3 million was destined to the development of the GSM Overlay Project.

The Company is able to make the investments needed to implement the GSM, without requiring additional external fund, and thus become integrated to TIM’s nationwide GSM operation, benefiting from a GSM national coverage.

Free Cash Flow

Growing Free Cash Flow	The free cash flow in the second quarter totaled R$ 83.0 million, over R$ 76.8 million in 2Q02 and R$ 38.8 million in 1Q03.

Net Income

Improved Botton Line in 2003	Net income for the period totaled R$ 21.6 million, 68.0% above the 2Q02 results, basically resulting from the growth in revenues.

R$ thousand

	2Q03	2Q02	Var. % 2Q03/02	1H03	1H02
Net Profit	21,566	12,832	-40,1%	50,231	29,994
Net Income per 1,000 shares – R$	0.06	0.04	50.0%	0.14	0.09
Profit per ADR (10,000 shares) – R$	0.60	0.40	50.0%	1.40	0.90

Additional Information

Carrier Provider Selection Code (PSC)

In early July 2003 the Company launched the Provider Selection Code (PSC), through which users can choose the long-distance carrier.

The choice of the carrier for long-distance calls made from cell phones is part of the requirements of the new system in which the company has been operating since December 2002, the Personal Communications Service (PCS). Tele Celular Sul started changing its systems last year and the transition has been successful.

Launching of TIM's Long-Distance Carrier

In July 2003 Tele Celular Sul, and the other TIM Group companies in Brazil, were authorized to provide national and international long-distance services. Consequently, the companies adopted "code 41" for long distance calls.

Frequency Band Acquisition

In July the Company formalized the acquisition of the 1.8 GHz and 900 MHz extra frequency bands, in order to upgrade its network to GSM technology. Tele Celular Sul had already shown its interest in the purchase to Anatel at the time of the execution of the migration instrument.

Reorganization of Tele Celular Sul Subsidiaries

On Jul/14/03, the Board of Directors of the Holding Company and its subsidiaries Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A. passed the reorganization of those companies, in which Telesc and CTMR will merge into Telepar, thus ceasing to existing, Telepar being the surviving company.

The proposed reorganization will be submitted to the Shareholders’ Meeting of the subsidiaries on Jul/31/03. The respective documents are available at our home page: http://tsu.infoinvest.com.br.

Payment of Dividends

On May 19, 2003, the Company started the payment of dividends and interest on shareholders' equity – JSCP in Brazil, corresponding to the 2002 fiscal year. The dividends amount was determined to be R$ 0.0765 per lot of 1,000 preferred and common shares, net of income tax, representing a 38.9% payout on the net income.

“This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized”.

Exhibit I – Highlights

	2Q03	2Q02	1Q03	1H03	1H02
Total Subscribers	1,811,681	1,635,278	1,752,938	1,811,681	1,635,278
Prepaid	1,285,127	1,099,808	1,246,563	1,285,127	1,099,808
Postpaid	526,554	535,470	506,375	526,554	535,470
Estimated Population in the Region (million)	15.0	15.0	15.0	15.0	15.0
Municipalities Served	250	232	248	248	232
Estimated Total Penetration	20%	17%	20%	20%	17%
Market Share	59%	64%	60%	59%	64%
Marginal Market Share	55%	57%	53%	54%	55%
TOTAL ARPU 1	R$39	R$36	R$43	R$41	R$38
TOTAL MOU	92	93	103	97	99
SAC	R$95	R$81	R$13	R$11	R$90
Investment (million)	R$24	R$8	R$5	R$29	R$14
Gross Additions	177,816	113,197	123,835	301,651	203,538
Net Additions	58,743	21,022	29,278	88,021	31,365
Churn	6.7%	5.7%	5.4%	12.1%	10.6%
Ponts of sale (including own stores)	845	890	846	845	890
Employees	972	1,100	993	972	1,100

Note:	(1) Average Net Revenue per Customer
(2) Calculated on the Average Customer Base

Exhibit II - EBITDA Calculation

	2Q03	2Q02	Var. %	1H03	1H02
Net Service Revenues	213,576	174,461	22.4%	436,860	365,520
Net Operating Sales Revenues	46,115	30,558	50.9%	69,454	47,273
Total Net Revenue	259,691	205,019	26.7%	506,314	412,793
Operating Profit 1	38,442	20,912	76.8%	84,960	50,223
Defered depreciation / amortization	51,682	50,714	1.9%	103,444	98,554
Amortization of privatization premium	6,317	5,891	7.2%	12,653	12,635
Financial Revenues	(41,912)	(28,210)	48.6%	(74,945)	(41,906)
Financial Expenses	32,778	33,848	(3.2%)	59,971	55,631
EBITDA	87,307	83,155	3.9%	186,083	175,137
EBITDA Margin (%)	33.6%	41.0%	(7.0%)	36.8%	43.1%
EBITDA Margin (%) over net service evenues	40.9%	48.1%	(6.8%)	42.6%	48.6%

Note:	(1) Included interest in timnet.com equity.

Exhibit III – Balance Sheet

In thousands of reais
(Translation of the original Portuguese)

	Parent Company		Consolidated

Assets	2Q03	1Q03	2Q03	1Q03

Current assets
Banks	63	1,849	2,620	3,874
Marketable securities	25	1,434	532,893	484,370
Receivables			167,399	154,983
Inventories			8,611	6,035
Recoverable taxes	3,624	1,364	42,536	42,180
Deferred taxes	5,354	7,332	51,313	53,727
Interest over shareholders' capital receivable	12,442	7,898
Other	1,885	1,737	30,771	21,420

	23,393	21,614	836,143	766,589

Non current assets
Subsidiaries	140	3,848
Recoverable taxes			4,710	4,107
Deferred taxes	1,072	1,031	157,552	165,046
Judicial deposits			11,944	11,874
Other	55	73	497	622

	1,267	4,952	174,703	181,649

Permanent assets
Investments	908,509	895,889	21,389	23,083
Property, plant and equipment	71	76	590,474	613,802
Deferred charges			43,812	48,334

	908,580	895,965	655,675	685,219

Total	933,240	922,531	1.666,521	1.633,457

The complete financial statements and notes are available at http://tsu.infoinvest.com.br/

Exhibit III – Balance Sheet

In thousands of reais
(Translation of the original Portuguese)

	Parent Company		Consolidated

	2Q03	1Q03	2Q03	1Q03

Liabilities and stockholders' equity
Current liabilities
Suppliers	4,420	3,246	114,380	80,630
Debt - current portion			41,039	38,450
Debentures - current portion			211,689	222,358
Salaries, charges and socialbenefits	9,768	11,823	11,876	13,953
Taxes, charges and contributions	3,298	1,028	64,393	49,567
Accounts payable to relate companies	13,220	57
Interest on shareholders' equity payable			5,929	19,640
Dividends payable	3,198	28,779	1,290	12,486
Other	622	570	15,932	12,936

	34,526	45,503	466,528	450,020

Noncurrent liabilities
Debt			57,279	61,289
Taxes and contributions payable			64,452	70,556
Provision for pension plan	2,921	2,877	2,921	2,877
Provision	232	156	9,898	9,212

	3,153	3,033	134,550	143,934

Minority interest
			169,882	165,508

Shareholders' equity
Paid-up capital	369,163	339,934	369,163	339,934
Capital reserves	148,565	177,794	148,565	177,794
Revenue reserves	327,602	327,602	327,602	327,602
Retained earnings	50,231	28,665	50,231	28,665

	895,561	873,995	895,561	873,995

Total	933,240	922,531	1.666,521	1.633,457

The complete financial statements and notes are available at http://tsu.infoinvest.com.br/

Exhibit IV – Statement of Income

In thousands of reais
(Translation of the original in Portuguese)

	Parent Company				Consolidated

	2Q03	1H03	2Q02	1H02	2Q03	1H03	2Q02	1H02

Gross Revenues					333,723	651,180	265,565	538,146
Deductions from gross revenues					(74,032)	(144,866)	(60,546)	(125,353)

Net Revenues					259,691	506,314	205,019	412,793
Cost of goods sold and services rendered					(147,838)	(267,664)	(111,190)	(207,288)

Gross profit					111,853	238,650	93,829	205,505

Operating revenues (expenses)
Selling					(49,437)	(98,675)	(48,812)	(99,203)
General and administrative	(2,027)	(4,256)	(1,980)	(3,508)	(24,281)	(51,180)	(15,021)	(33,204)
Equity interest in income of subsidiary Co	27,713	61,118	12,812	30,585	(2,302)	(3,090)	(1,165)	(2,719)
Other operating income (expense), net	(210)	(926)	1,381	1,069	(8,827)	(18,809)	(3,446)	(9,150)

	25,476	55,936	12,213	28,146	(84,847)	(171,754)	(68,444)	(144,276)

Operating profit before financial results	25,476	55,936	12,213	28,146	27,006	66,896	25,385	61,229
Financing revenues (expenses)
Financial income	1,059	1,988	1,147	2,643	41,912	74,945	28,210	41,906
Financial expenses	(433)	(627)	(266)	(592)	(32,778)	(59,971)	(33,848)	(55,631)

	626	1,361	881	2,051	9,134	14,974	(5,638)	(13,725)

Operating profit	26,102	57,297	13,094	30,197	36,140	81,870	19,747	47,504
Non-operating income (expenses), net					19	150	(61)	(61)

Income before taxes and profit sharing	26,102	57,297	13,094	30,197	36,159	82,020	19,686	47,443
Income tax and social contribution	(4,536)	(7,066)	(262)	(203)	(7,975)	(17,040)	(4,369)	(11,487)
Employees profit sharing
Minority interest					(6,618)	(14,749)	(2,485)	(5,962)

Net income for the year	21,566	50,231	12,832	29,994	21,566	50,231	12,832	29,994

Net income per thousands shares (R$)	0,06	0,14	0,04	0,09

The complete financial statements and notes are available at http://tsu.infoinvest.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 23, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.